Exhibit 2.1

ASSET PURCHASE AGREEMENT

between

MGPI PROCESSING, INC.

(as Seller)

and

GREEN DOT HOLDINGS LLC

(as Buyer)

Dated January 23, 2013

i

	5.12	Environmental Matters	14
	5.13	Employees	15
	5.14	Labor Disputes; Compliance	16
	5.15	Intellectual Property Assets	16
	5.16	Suppliers; Customers; Product Liability	16
	5.17	Brokers or Finders	17
	5.18	Inventory	17
	5.19	Blocked Persons	17
6	REPRESENTATIONS AND WARRANTIES OF BUYER		17
	6.1	Organization and Good Standing	17
	6.2	Authority; No Conflict	17
	6.3	Certain Proceedings	18
	6.4	Brokers or Finders	19
	6.5	No Other Representations	19
	6.6	Financing	19
7	COVENANTS OF SELLER PRIOR TO CLOSING		19
	7.1	Access and Investigation	19
	7.2	Operation of the Business of Seller	19
	7.3	Required Approvals	20
	7.4	Best Efforts	20
8	COVENANTS OF BUYER PRIOR TO CLOSING		20
	8.1	Required Approvals	20
	8.2	Best Efforts	20
	8.3	Employees of Seller	20
	8.4	Financing	21
	8.5	Employment Agreements	21
9	CONDITIONS PRECEDENT TO BUYER’S OBLIGATION TO CLOSE		21
	9.1	No Material Adverse Changes	21
	9.2	Accuracy of Representations	21
	9.3	Seller’s Performance	21
	9.4	Additional Documents	21
	9.5	No Proceedings	22

	9.6	Financing	22
	9.7	Title Policy	22
	9.8	Seller’s Consents	22
	9.9	Releases	22
	9.10	Employment Agreements	22
10	CONDITIONS PRECEDENT TO SELLER’S OBLIGATION TO CLOSE		22
	10.1	Accuracy of Representations	22
	10.2	Buyer’s Performance	23
	10.3	No Injunction	23
	10.4	Seller’s Consents	23
	10.5	Releases	23
11	TERMINATION		23
	11.1	Termination Events	23
	11.2	Effect of Termination	24
12	ADDITIONAL COVENANTS		24
	12.1	Tax Matters	24
	12.2	Noncompetition	25
	12.3	Retention of and Access to Records	26
	12.4	Further Assurances	26
	12.5	Refunds and Remittances	26
	12.6	Pricing on Raw Materials	26
13	INDEMNIFICATION; REMEDIES		27
	13.1	Survival	27
	13.2	Indemnification and Reimbursement by Seller	27
	13.3	Indemnification and Reimbursement by Buyer	27
	13.4	Limitations of Liability	28
	13.5	Time Limitations	28
	13.6	Third-Party Claims	29
	13.7	Exclusive Remedy	30
14	CONFIDENTIALITY		30
	14.1	Confidential Information	30

15	GENERAL PROVISIONS		31
	15.1	Expenses	31
	15.2	Public Announcements	31
	15.3	Notices	31
	15.4	Jurisdiction; Service of Process; Waiver of Jury Trial	32
	15.5	Enforcement of Covenants	32
	15.6	Waiver; Remedies Cumulative	33
	15.7	Entire Agreement and Modification	33
	15.8	Assignments, Successors and No Third-Party Rights	33
	15.9	Severability	34
	15.10	Governing Law	34
	15.11	Execution of Agreement	34

EXHIBITS
Exhibit A	–	Tangible Personal Property, Equipment and Governmental Authorizations
Exhibit B	–	Excluded Assets
Exhibit C	–	[Intentionally Omitted]
Exhibit D	–	Bill of Sale and Assignment and Assumption Agreement
Exhibit E	–	Special Warranty Deed
Exhibit F	–	Lease Agreement
Exhibit G	–	Consulting Agreement

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT is made and entered into on the 23rd day of January, 2013, between MGPI Processing, Inc., a Kansas corporation (“Seller”), and Green Dot Holdings LLC, a Delaware limited liability company (“Buyer”).

RECITALS

A.           Seller manufactures starch-based, wood-composite and biodegradable resins for the bioplastics manufacturing industry at its facility in Onaga, Kansas and performs certain functions related to its bioplastics business at its extruder bio-resin laboratory located in Atchison, Kansas (collectively the “Business”); and

B.           Seller desires to sell to Buyer, and Buyer desires to purchase from Seller, substantially all the assets of Seller used or held for use by it in connection with the Business, on the terms and subject to the conditions set forth herein.

NOW THEREFORE, in consideration of the premises and for other good and valuable consideration, the receipt and sufficiency of which hereby are acknowledged, the parties agree as follows.

1.	DEFINITIONS AND USAGE

1.1	Definitions

For purposes of this Agreement, the following terms and variations thereof have the meanings specified or referred to in this Section 1.1:

“Accounts Receivable” -- all trade accounts receivable and other rights to payment from customers, including all trade accounts receivable representing amounts receivable in respect of goods shipped or products sold or services rendered.

“Affiliate” -- with respect to any Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with such Person.  The term “control” includes the power to direct the management and policies of a Person.

“Appurtenances”-- all privileges, rights, easements, hereditaments and appurtenances belonging to or for the benefit of Real Property, and all rights existing in and to any streets, above and below ground tunnels and other rights-of-way included thereon or adjacent thereto.

“Best Efforts” -- the efforts that a prudent Person desirous of achieving a result would use in similar circumstances to achieve that result as expeditiously as possible; provided, however, that a Person required to use Best Efforts under this Agreement will not be required to take actions that would result in a material adverse change in the benefits to such Person of this Agreement or to expend any funds or incur any other material burden.

“Business Day” -- any day other than (a) Saturday or Sunday or (b) any other day on which banks in Atchison, Kansas are permitted or required to be closed.

“Closing Date” -- the day upon which the Closing occurs.

 “COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended.

“Code” -- the Internal Revenue Code of 1986, as amended.

“Consent” -- any approval, consent, ratification, waiver or other authorization.

“Contract” -- any agreement, contract, Lease, consensual obligation, promise or undertaking.

“Disclosure Schedule” -- the disclosure schedules of Seller and Buyer, respectively, attached hereto.

“Effective Time” – 12:01 a.m., Atchison, Kansas time on the Closing Date.

“Encumbrance” – (a) any encumbrance, mortgage, deed of trust, pledge, lien, charge, assessment, levy, lease, license, easement, right of way, encroachment, right of first offer or first refusal or security interest of any kind upon any property or assets of any character; (b) any acquisition of or agreement to have an option to acquire any property or assets upon conditional sale or other title retention agreement, device or arrangement (including a capitalized lease); or (c) any sale, assignment, pledge or other transfer for security of any accounts, general intangibles or chattel paper, with or without recourse; or (d) any other restriction on title, use, voting, transfer, receipt of income or exercise of any other attribute of ownership, or other Contract to give any of the foregoing.

“Equipment” -- all machinery and equipment of every kind owned or leased by Seller exclusively in connection with the Business (wherever located and whether or not carried on Seller’s books).

“Environment”-- soil, land surface or subsurface strata, surface waters (including navigable waters and ocean waters), groundwaters, drinking water supply, stream sediments, ambient air (including indoor air), plant and animal life and any other environmental medium or natural resource.

“Environmental Law” -- any law, statute, regulation, rule, order, consent, decree or governmental requirement, each as in effect as of the Closing Date or at any relevant time prior to the Closing Date, that relates to or otherwise imposes liability or standards of conduct concerning (i) Hazardous Substances or discharges or releases of any Hazardous Substances into air, water or land, including the Comprehensive Environmental Response Compensation and Liability Act of 1980, as amended, the Resource Conservation and Recovery Act of 1976, as amended, the Clean Water Act, the Clean Air Act, as amended, the Federal Water Pollution Control Act, as amended, the Safe Drinking Water Act, as amended, the Toxic Substances Control Act, as amended, the Oil Pollution Act of 1990, the Superfund Amendments and Reauthorization Act of 1986, as amended, and the Hazardous Materials Transportation Act, as amended or (ii) the provision of safe and healthful working conditions and the reduction of occupational safety and health hazards, including the Occupational Safety and Health Act of 1970, as amended.

“Facilities” or, individually, a “Facility” -- any Real Property, leasehold or other interest in Real Property currently owned or operated by Seller in connection with the Business, including the Tangible Personal Property and Equipment used or operated by Seller in connection with the Business.

“Fundamental Representations” -- those representations set forth in Sections 5.1, 5.2(a), 5.2(b), 5.5, 5.7, 5.12, 6.1, 6.2(a) and 6.2(b).

“GAAP” -- generally accepted accounting principles for financial reporting in the United States in effect as of the date of this Agreement, applied on a consistent basis.

“Governmental Authorization” -- any Consent, license, registration or permit issued, granted, given or otherwise made available by or under the authority of any governmental body or pursuant to any Legal Requirement exclusively for the Business.

“Hazardous Activity” – means the distribution, generation, handling, importing, manufacturing, processing, production, refinement, release, storage, transfer, transportation, treatment or use of Hazardous Substances in, on, under, about or from any of the Facilities or any part thereof into the Environment.

“Hazardous Substance” -- means any substance, material or waste that is regulated or defined by, or with respect to which liability or standards of conduct are imposed under, any Environmental Law, including any material, substance or waste which is defined as a “hazardous waste,” “hazardous material,” “hazardous substance,” “extremely hazardous waste,” “restricted hazardous waste,” “contaminant,” “toxic waste,” or “toxic substance” under any provision of applicable Environmental Law, and including petroleum, petroleum products and byproducts, asbestos, asbestos-containing-material, urea formaldehyde, radioactive materials and polychlorinated biphenyls.

“Improvements”-- all buildings, structures, fixtures and improvements, which are related to the Business, including those under construction.

“Income Tax Return” -- any Tax Return with respect to Income Taxes.

“Income Tax” or “Income Taxes” -- any income, gross receipts, gains, net worth, surplus, franchise or withholding Taxes (including interest, penalties and other additions to such Taxes), but excluding any Taxes on gross receipts that in nature and effect are sales Taxes.

“Intellectual Property Assets” means the intellectual property owned or licensed (as licensor or licensee) by Seller which is exclusively related to the Business in which Seller has a proprietary interest including only:  (i) the registered trademark “Terratek” and (ii) Software, technical information, drawings, blue prints, designs, compilations of information, methods, techniques, procedures and processes, whether or not patentable, and formulas for bioplastics products currently manufactured by Seller at its Facility in Onaga, Kansas; provided however, it does not mean any intellectual property related to research on zein.

“Inventories”-- all inventories of Seller exclusively related to the Business, located at Seller’s Facility in Onaga, Kansas, including all finished goods, work in process, raw materials, spare parts and all other materials and supplies to be used or consumed by Seller in the production of such finished goods.

“IRS” -- the United States Internal Revenue Service.

“Knowledge” or any other similar knowledge qualification -- the actual knowledge; the term Seller’s Knowledge (or any similar knowledge qualification) means with respect to representations and warranties of Seller under this Agreement, the Knowledge of Scott Phillips.  The term Buyer’s Knowledge (or any similar knowledge qualification) means with respect to representations and warranties of Buyer under this Agreement, the Knowledge of Mark Remmert.

“Lease” -- any real property lease or any lease or rental agreement, license, right to use or installment and conditional sale agreement to which Seller is a party pertaining to the leasing or use of any Tangible Personal Property or Equipment.

“Legal Requirement” -- any federal, state, local, municipal, foreign, international, multinational or other constitution, law, ordinance, principle of common law, code, regulation, statute or treaty.

“Liability” -- with respect to any Person, any liability or obligation of such Person of any kind, character or description, whether known or unknown, absolute or contingent, accrued or unaccrued, disputed or undisputed, liquidated or unliquidated, secured or unsecured, joint or several, due or to become due, vested, executory, determined, determinable or otherwise.

“Order” -- any order, injunction, judgment, decree, ruling, assessment or arbitration award of any governmental body or arbitrator.

“Ordinary Course of Business” -- an action taken by a Person will be deemed to have been taken in the Ordinary Course of Business only if that action is consistent in nature, scope and magnitude with the past practices of such Person and is taken in the ordinary course of the normal, day-to-day operations of such Person.

“Permitted Encumbrance” -- shall have the meaning set forth in Section 5.5.

“Person” -- an individual, partnership, corporation, business trust, limited liability company, limited liability partnership, joint stock company, trust, unincorporated association, joint venture or other entity or a governmental body.

“Proceeding” -- any suit, claim, proceeding, action at law or equity, hearing, investigation charge or audit.

 “Real Property” -- the real property described in Schedule 5.3 and Improvements and all Appurtenances thereto.

“Related Person” -- with respect to a specified Person other than an individual:  (a) any Person that holds a 5% or greater interest in such specified Person; (b) each Person that serves as a director, officer, member, manager, partner, executor or trustee of such specified Person (or in a similar capacity); (c) any Person in which such specified Person holds a 5% or greater interest; and (d) any Person with respect to which such specified Person serves as a general partner or a trustee (or in a similar capacity).

“Representative” -- with respect to a particular Person, any director, officer, manager, member, employee, agent, consultant, advisor, accountant, financial advisor, legal counsel or other representative of that Person.

 “Seller Contract”-- any Contract which is related exclusively to the Business (a) under which Seller has or may acquire any rights or benefits; (b) under which Seller has or may become subject to any obligation or liability; or (c) by which Seller or any of the Assets owned or used by Seller  is or may become bound, other than Contracts for warranty or maintenance of any of the Assets.

 “Software”-- all computer software and subsequent versions thereof which are related exclusively to the Business, including source code, object, executable or binary code and other items and documentation related thereto or associated therewith.

“Tangible Personal Property” -- all tools, furniture, office equipment, computer hardware, supplies, materials, vehicles and other items of tangible personal property (other than Inventories or Equipment) of every kind owned or leased by Seller exclusively in connection with the Business (wherever located and whether or not carried on Seller’s books).

“Tax” or “Taxes” -- any federal, state, or local income, profits, gross receipts, employment, excise, severance, stamp, property, environmental, windfall profit, capital, franchise, sales, use, transfer, or value added tax, and all penalties, additions to tax and interest imposed thereon.  Without limiting the generality of the foregoing, the term “Tax” or “Taxes” as used in this Agreement shall include Income Tax or Income Taxes except as otherwise expressly provided herein.

“Tax Return” -- any return, report, declaration, claim for refund or information return required to be filed in connection with any Taxes, including without limitation, any schedule thereto and any amendment or supplement thereof.

“Third Party” -- a Person that is not a party to this Agreement.

“Third-Party Claim” -- any claim against any Indemnified Person by a Third Party, whether or not involving a Proceeding.

1.2	Other Defined Terms

. Other initially capitalized terms are defined as provided in other Sections as set forth in this Agreement.

1.3	Usage

(a) Interpretation.  In this Agreement, unless a clear contrary intention appears:  (i) the singular number includes the plural number and vice versa; (ii) reference to any gender includes each other gender; (iii) the headings of Articles and Sections to this Agreement are provided for convenience only and will not affect the construction or interpretation hereof; (iv) “hereunder,” “hereof,” “hereto,” and words of similar import shall be deemed references to this Agreement as a whole and not to any particular Article,

Section or other provision hereof; (v) “including” (and with correlative meaning “include”) means including without limiting the generality of any description preceding such term; and (vi) “or” is used in the inclusive sense of “and/or”.

(b) Accounting Terms and Determinations.  Unless otherwise specified herein, all accounting terms used herein shall be interpreted and all accounting determinations hereunder shall be made in accordance with GAAP.

(c) Legal Representation of the Parties.  This Agreement was negotiated by the parties with the benefit of legal representation, and any rule of construction or interpretation otherwise requiring this Agreement to be construed or interpreted against any party shall not apply to any construction or interpretation hereof.

2.	SALE AND TRANSFER OF ASSETS; ASSUMPTION OF LIABILITIES

2.1	Assets To Be Sold

Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, but effective as of the Effective Time, Seller shall sell, convey, assign, transfer and deliver to Buyer, and Buyer shall purchase and acquire from Seller, free and clear of any Encumbrances other than Permitted Encumbrances, all of Seller’s right, title and interest in and to Seller’s property and assets related exclusively to the Business (but excluding the Excluded Assets):

(a) the Real Property;

(b) the Tangible Personal Property set forth on Exhibit A;

(c) the Inventories as of the Closing;

(d) the Equipment set forth on Exhibit A;

(e) the Governmental Authorizations set forth on Exhibit A, to the extent transferable to Buyer;

(f) all production reports and records, equipment logs, operating guides and manuals related exclusively to the Business and, subject to Legal Requirements, copies of all personnel records for all employees hired by Buyer as part of the transaction contemplated hereby; and

(g) the Intellectual Property Assets, including those Intellectual Property Assets set forth on Exhibit A.

All of the property and assets to be transferred to Buyer hereunder are herein referred to collectively as the “Assets.”

2.2	Excluded Assets

Notwithstanding anything to the contrary contained in Section 2.1 or elsewhere in this Agreement, the following assets of Seller which are related to the Business (collectively, the “Excluded Assets”) are not part of the sale and purchase contemplated hereunder:

(a) all cash, cash equivalents and short-term investments;

(b) all Accounts Receivable;

(c) all Seller Contracts;

(d) all insurance policies, including insurance benefits and rights thereunder, refunds of prepayments, claims, credits, rights and proceeds;

(e) all records that Seller is required by law to retain in its possession (except that Seller shall provide copies to Buyer of all such records that would otherwise be Assets to the extent allowed by Legal Requirement);

(f) all rights of Seller under this Agreement, the Bill of Sale and Seller’s other closing documents;

(g) all rights, claims and credits of Seller to the extent relating to any Excluded Assets or any Liability other than the Assumed Liabilities;

(h) any refunds or credits (including interest thereon or claims therefor) with respect to any Taxes, including all income and franchise tax receivables; and

(i) the property and assets expressly designated in Exhibit B, attached hereto.

2.3	Liabilities

(a) Assumed Liabilities.  On the Closing Date, but effective as of the Effective Time, Buyer shall assume and agree to discharge only the Liabilities of Seller expressly assumed by Buyer pursuant to the provisions of this Agreement (the “Assumed Liabilities”).

(b) Retained Liabilities.  The Retained Liabilities shall remain the sole responsibility of and shall be retained solely by Seller.  “Retained Liabilities” shall mean every Liability of Seller other than the Assumed Liabilities, including:

(i) except as provided in Section 12.1(b), any Liability for Taxes of Seller for any period or portion thereof ending on or prior to the Effective Time;

(ii) any Liability under any Seller Contract;

(iii) except as otherwise set forth in this Agreement, any Liability that arises out of or relates to performance required by Seller prior to the Effective Time under any employment, severance or termination agreement of Seller, or payroll, bonuses, commissions, vacation, sick leave, workers’ compensation, unemployment benefits, pension benefits, employee stock option or profit-sharing plans, deferred compensation arrangements or obligations, health care plans or benefits or any other employee plans or benefits of any kind for Seller’s employees or former employees or both;

(iv) any Liability arising out of any Proceeding pending against Seller as of the Effective Time and any Liability arising out of any Proceeding commenced after the Effective Time to the extent arising out of or relating to the conduct of the Business prior to the Effective Time; and

(v) any Liability arising out of any Excluded Asset.

2.4	Third Party Consents

To the extent that Seller’s rights under any Contract constituting an Asset may not be assigned to Buyer without the Consent of another Person and such Consent is not obtained on or before the Closing, this Agreement shall not constitute an agreement to assign the same if an attempted assignment would constitute a breach thereof, and in such event Seller shall use its Best Efforts to obtain any such required Consent(s) as promptly as possible.  If any such Consent shall not be obtained or if any attempted assignment would be ineffective or would impair Buyer’s rights under the Asset in question so that Buyer would not in effect acquire the benefit of all such rights, Seller shall act after the Closing as Buyer’s agent in order to obtain for it the benefits thereunder and shall cooperate with Buyer in any other reasonable arrangement designed to provide such benefits to Buyer.

3.	PURCHASE PRICE

3.1	Purchase Price and Payment

On the terms and subject to the conditions set forth herein, and in consideration for the Assets to be sold and transferred to Buyer, at the Closing, Buyer shall pay to Seller by wire transfer of immediately available funds to an account or accounts designated in writing by Seller an amount equal to Two Million Eight Hundred Thousand Dollars ($2,800,000) (the “Purchase Price”).

3.2	[Intentionally Omitted.]

3.3	Allocation of Purchase Price

Schedule 3.3 sets forth the allocation of the Purchase Price (and the Assumed Liabilities) among the Assets, in accordance with section 1060 of the Code.  Neither Seller nor Buyer shall take a position on any Tax Return (including IRS Form 8594, and any amendments thereto), before any governmental body charged with the collection of any Tax, or in any proceeding that is inconsistent with such allocation (taking into account any subsequent amendments required by law) or otherwise inconsistent with Schedule 3.3 without the prior written consent of the other party hereto.

4.	CLOSING

4.1	Closing

The purchase and sale provided for in this Agreement (the “Closing”) will take place at the offices of Bryan Cave LLP, One Kansas City Place, 1200 Main Street, Suite 3500, Kansas City, Missouri 64105, commencing at 10:00 a.m. (local time) on the date that is three (3) Business Days following the satisfaction of the closing conditions in Articles 9 and 10 (other than those to be satisfied at the Closing), unless Buyer and Seller otherwise agree.

4.2	Closing Documents

In addition to any other documents to be delivered under other provisions of this Agreement, at the Closing:

(a) Seller shall deliver or cause to be delivered to Buyer:

(i) a Bill of Sale and Assignment and Assumption Agreement in the form attached hereto as Exhibit D (the “Bill of Sale”) executed by Seller;

(ii) for the Real Property identified on Schedule 5.3, a special warranty deed, in the form of Exhibit E or such other appropriate document or instrument of transfer in form and substance satisfactory to Buyer and its counsel and executed by Seller;

(iii) a Lease Agreement, in the form attached hereto as Exhibit F (the “Lease Agreement”) executed by Seller;

(iv) a Consulting Agreement, in the form attached hereto as Exhibit G (the “Consulting Agreement”) executed by Seller;

(v) assignments of all Intellectual Property Assets in a form reasonably acceptable to Buyer and Seller, executed by Seller;

(vi) such other deeds, bills of sale, assignments, certificates of title, documents and other instruments of transfer and conveyance as may reasonably be requested by Buyer, each in form and substance reasonably satisfactory to Buyer and executed by Seller;

(vii) releases of all Encumbrances, if any, on any of the Assets (other than Permitted Encumbrances);

(viii) a certificate of the Secretary or Assistant Secretary of Seller, dated as of the date hereof, certifying (A) the incumbency of the Persons authorized to execute the transaction documents on behalf of Seller, (B) the resolutions duly adopted by the board of directors of Seller authorizing and approving the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, and (C) that such resolutions have not been rescinded or modified and remain in full force and effect as of the Closing Date;

(ix) a Certificate of Good Standing of Seller, certified by the Kansas Secretary of State, dated no earlier than ten (10) days prior to the Closing Date; and

(x) the certificate required by Sections 9.2 and 9.3 executed by Seller.

(b) Buyer shall deliver to Seller (or to others as specified):

(i) the Purchase Price by wire transfer to an account specified by Seller in a writing delivered to Buyer prior to the Closing Date;

(ii) the Bill of Sale and Assignment and Assumption Agreement executed by Buyer;

(iii) the Lease Agreement executed by Buyer;

(iv) the Consulting Agreement executed by Buyer;

(v) a certificate of the Secretary or Assistant Secretary of Buyer, dated as of the Closing Date, certifying (A) the incumbency of the Persons authorized to execute the transaction documents on behalf of Buyer, (B) the resolutions duly adopted by the Board of Managers of Buyer authorizing and approving the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, and (C) that such resolutions have not been rescinded or modified and remain in full force and effect as of the Closing Date;

(vi) a Certificate of Good Standing of Buyer, certified by the Delaware Secretary of State, dated no earlier than ten (10) days prior to the Closing; and

(vii) the certificate required by Sections 10.1 and 10.2 executed by Buyer.

5.	REPRESENTATIONS AND WARRANTIES OF SELLER

Seller represents and warrants to Buyer as follows:

5.1	Organization and Good Standing

Seller is a corporation duly organized and validly existing under the laws of the State of Kansas, with full power and authority to conduct its business as it is now being conducted and to own or use the properties and assets that it purports to own or use.  Seller is duly qualified to do business as a foreign corporation and is in good standing under the laws of each state or other jurisdiction in which either the ownership or use of the properties owned or used by it, or the nature of the activities conducted by it, requires such qualification, except where a failure to be qualified or in good standing would not have a material adverse effect on Seller.  Schedule 5.1 of the Disclosure Schedule lists the jurisdictions in which Seller is qualified to do business.

5.2	Enforceability; Authority; No Conflict

(a) This Agreement constitutes the legal, valid and binding obligation of Seller, enforceable against Seller in accordance with its terms.  Upon the execution and delivery by Seller of the Consulting Agreement, the Lease Agreement and each other agreement, instrument, certificate or document to be executed or delivered by Seller at the Closing (collectively, the “Seller’s Closing Documents”), each of Seller’s Closing Documents will constitute the legal, valid and binding obligation of Seller, enforceable against Seller in accordance with its terms.  Seller has the absolute and unrestricted right, power and authority to execute and deliver this Agreement and Seller’s Closing Documents to which it is a party and to perform its obligations under this Agreement and Seller’s Closing Documents, and such action has been duly authorized by all necessary action by its owners and board of directors (or comparable governing body).

(b) Except as set forth in Schedule 5.2(b) of the Disclosure Schedule, and except as would not have a material adverse effect on Seller, neither the execution and delivery of this Agreement nor the consummation or performance of any of the transactions contemplated hereunder will (with or without notice or lapse of time):

(i) violate or breach (A) any provision of the articles of incorporation or bylaws (or comparable governing documents) of Seller or (B) any resolution adopted by the board of directors (or comparable governing body) or the owners of Seller;

(ii) violate or conflict with the provisions of any Legal Requirements or breach or give any governmental body or other Person the right to challenge any of the transactions contemplated hereunder or to exercise any remedy or obtain any relief under any Legal Requirement or any Order to which Seller, or any of the Assets, may be subject;

(iii) contravene, conflict with or result in a violation or breach of any of the terms or requirements of, or give any governmental body the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by Seller; or

(iv) result in the imposition or creation of any Encumbrance upon or with respect to any of the Assets.

(c) Except as set forth in Schedule 5.2(c) of the Disclosure Schedule, Seller is not required to give any notice to or obtain any Consent from any Person in connection with the execution and delivery of this Agreement or the consummation or performance of any of the transactions contemplated hereunder, the failure of which to obtain would have a material adverse effect on Seller.

5.3	Real Property

Schedule 5.3 contains a correct legal description and street address of the tract, parcel and subdivided lots located in Onaga, Kansas in which Seller has an ownership interest related to the Business.

5.4	Leased Real Property

Schedule 5.4 of the Disclosure Schedule contains a true and correct list of all real property subject to a Lease used exclusively in connection with the Business (the “Leased Real Property”).

5.5	Title to Assets; Encumbrances

(a) Seller owns good and marketable title to the Real Property, free and clear of any Encumbrances, other than (i) liens for Taxes for the current tax year which are not yet due and payable; and (ii) those described in Schedule 5.5(a) of the Disclosure Schedule (“Real Estate Encumbrances”).  True and complete copies of (A) all existing title insurance policies and surveys of or pertaining to the Real Property and (B) all instruments, Contracts and other documents evidencing, creating or constituting any Real Estate Encumbrances have been delivered to Buyer, and Seller is in possession of the Real Property. At the time of Closing, the Real Property shall be free and clear of all Real Estate Encumbrances other than those identified on Schedule 5.5(a) of the Disclosure Schedule (“Permitted Real Estate Encumbrances”).  To Seller’s Knowledge, no Person has any written or oral Contract, option, understanding or commitment, or any right or privilege capable of becoming any agreement, for the purchase, lease or other transfer of any of the Real Property from Seller.  To Seller’s Knowledge, there are no current or former leases, subleases, licenses or other agreements to which Seller is or was a party as lessee or sublessee with respect to any interest in the Real Property.  No proceeding is pending or, to the Knowledge of Seller, threatened for the taking or condemnation of all or any portion of the Real Property.

(b) Seller owns good and transferable title to all non-real estate Assets free and clear of any Encumbrances other than those described in Schedule 5.5(b) of the Disclosure Schedule (“Non-Real Estate Encumbrances”). At the time of Closing, all non-real estate Assets shall be free and clear of all Non-Real Estate Encumbrances other than those identified on Schedule 5.5(b) (of the Disclosure Schedule “Permitted Non-Real Estate Encumbrances” and, together with the Permitted Real Estate Encumbrances, “Permitted Encumbrances”).

5.6	Condition of Facilities

(a) To Seller’s Knowledge, use of the Real Property for the various purposes for which it is presently being used is permitted as of right under all applicable zoning Legal Requirements and is not subject to “permitted nonconforming” use or structure classifications. All Improvements are in good working order, repair and operating condition, ordinary wear and tear excepted, without any structural defects other than minimal structural defects that do not affect the use thereof.  To Seller’s Knowledge, there is no existing or proposed plan to modify or realign any street or highway or any existing or proposed eminent domain proceeding that would result in the taking of all or any part of any Facility or that would prevent or hinder the continued use of any Facility as heretofore used in the conduct of the business of Seller.

(b) The Tangible Personal Property, taken as a whole, is in a repair and operating condition materially sufficient for the operation of the Business as currently conducted by Seller.  Except as disclosed in Schedule 5.6(b) of the Disclosure Schedule, all such property is in the possession of Seller, is owned by Seller and free from Encumbrances other than Permitted Encumbrances.

(c) The Equipment is, taken as a whole, in a repair and operating condition materially sufficient for the operation of the Business as currently conducted by Seller.  Schedule 5.6(c) of the Disclosure Schedule lists the material repairs and maintenance to the Equipment that Seller’s management currently anticipates.  Except as disclosed in Schedule 5.6(c) of the Disclosure Schedule, all Equipment owned by Seller is free from Encumbrances other than Permitted Encumbrances and is in the possession of Seller.

5.7	Taxes

Except as set forth in Schedule 5.7 of the Disclosure Schedule:

(a) Seller has timely filed or will timely file all federal, state, local and other Tax Returns required to be filed by it under applicable Legal Requirements with respect to the Assets and the Business, including estimated Tax Returns and reports, and has paid all required Income Taxes and other Taxes due and payable by Seller with respect to the Assets and the Business on or before the Closing Date.  Seller has withheld and paid over all Taxes required to have been withheld and paid over, and complied with all information reporting and backup withholding requirements in connection with the Business, including the maintenance of required records with respect thereto, in connection with amounts paid or owing to any employee, creditor, independent contractor or other Person.  There are no Encumbrances for Taxes, other than Permitted Encumbrances, upon any of the Assets.

(b) There is no dispute or claim concerning any Taxes in respect of the Assets that has been asserted or assessed in writing that remains unpaid.

5.8	No Material Adverse Change

Except as set forth in Schedule 5.8 of the Disclosure Schedule, since January 1, 2012, there has not been any material adverse change in the business, operations, assets, results of operations or condition (financial or other) of Seller with respect to the Business.  This Section does not apply to any change resulting from (i) changes in general domestic, foreign, or international economic conditions; (ii) changes affecting generally the industries or markets in which the Business operates; (iii) acts of war, sabotage or terrorism, military actions or escalation thereof; (iv) any changes in applicable Legal Requirement or accounting rules or principles; (v) any other action required by this Agreement; or (vi) the announcement of the Agreement and the transactions contemplated by the Agreement.

5.9	Compliance With Legal Requirements

(a) Except for Environmental Law as to which the sole representations and warranties are set forth in Section 5.12 and Taxes as to which the sole representations and warranties are set forth in Section 5.7, to Seller’s Knowledge, Seller is and at all times since January 1, 2012, has been in material compliance with each Legal Requirement that is or was applicable to the conduct or operation of the Business or the ownership or use of the Assets and no event has occurred that may (with or without notice or lapse of time) constitute or result in a violation by Seller of, or a failure on the part of Seller to comply with, any Legal Requirement.

(b) Schedule 5.9 of the Disclosure Schedule contains a complete and accurate list of each Governmental Authorization that is held by Seller or its Affiliates and that relates to the Business.  To Seller’s Knowledge, each Governmental Authorization listed in Schedule 5.9 of the Disclosure Schedule is valid and in full force and effect.  Except as set forth in Schedule 5.9 of the Disclosure Schedule to Seller’s Knowledge, Seller is, and at all times since January 1, 2012, has been, in material compliance with all of the terms and requirements of each Governmental Authorization identified or required to be identified in Schedule 5.9 of the Disclosure Schedule and no event has occurred that may (with or without notice or lapse of time) constitute or result in a violation of or a failure to comply with any Governmental Authorization listed in Schedule 5.9 of the Disclosure Schedule.

(c) To Seller’s Knowledge, the Governmental Authorizations listed or required to be listed in Schedule 5.9 of the Disclosure Schedule collectively constitute all of the Governmental Authorizations necessary to permit Seller to lawfully conduct and operate the Business in the manner in which it currently conducts and operates such business.

5.10	Legal Proceedings

There is no pending or, to Seller’s Knowledge, threatened Proceeding (i) by or against Seller that relates to any of the Assets or (ii) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, any of the transactions contemplated hereunder.  There is no Legal Requirement or any injunction or Order in effect that prohibits the consummation of the transactions contemplated hereunder.

5.11	Absence of Certain Changes and Events

Except as provided in Schedule 5.11 of the Disclosure Schedule, since January 1, 2012, Seller has conducted its Business only in the Ordinary Course of Business.

5.12	Environmental Matters

(a) To Seller’s Knowledge, Seller is currently, and at all times prior has been, in material compliance with all Environmental Laws with respect to the Business.  Neither Seller nor, to Seller’s Knowledge, any agent of Seller has received, any actual or threatened order, citation, directive, inquiry, claim, notice or other communication from (i) any governmental body; or (ii) the prior owner or operator of any Facilities, of any actual or potential violation or failure to comply with any Environmental Law with respect to any Facility, or with respect to any Facility at or to which Hazardous Substances were generated, manufactured, refined, transferred, disposed, imported, used or processed by Seller, or from which Hazardous Substances have been transported, treated, stored, handled, transferred, disposed, recycled or received.

(b) To Seller’s Knowledge, no Facility is subject to a lien in favor of a third party for reimbursement of cleanup costs resulting from a violation of Environmental Law, and there has been no cleanup performed on the Facilities which would entitle a third party to a lien for reimbursement of such cleanup costs.

(c) To Seller’s Knowledge, there are no Hazardous Substances present on or in the Environment at any Facility, including any Hazardous Substances contained in barrels, aboveground or underground storage tanks, landfills, land deposits, dumps, equipment (whether movable or fixed) or other containers, either temporary or permanent, and deposited or located in land, water, sumps, or any other part of the Facility, or incorporated into any structure therein or thereon, except Hazardous Substances stored in material compliance with applicable Environmental Laws.  Neither Seller nor, to Seller’s knowledge, any Person for whose conduct it is or may be held responsible, has permitted or conducted, or is aware of, any Hazardous Activity conducted with respect to any Facility, except in material compliance with all applicable Environmental Laws and Governmental Authorizations.

(d) To Seller’s Knowledge, there has been no release of any Hazardous Substances at or from any Facility, except in material compliance with applicable Environmental Laws.

(e) Seller has delivered to Buyer true and complete copies and results of any reports, studies, analyses, tests, or monitoring initiated by Seller pertaining to Hazardous Substances in, on, or under the Facilities, or concerning compliance, by Seller or any other Person for whose conduct it is or may be held responsible, with Environmental Laws.

(f) To Seller’s Knowledge, the Facilities do not contain any wetlands, as defined in the Clean Water Act and regulations promulgated thereunder, or similar Legal Requirements, or other especially sensitive or protected areas or species of flora or fauna.

(g) To Seller’s Knowledge, there are no asbestos fibers or materials or polychlorinated biphenyls on or beneath the Facilities.  To Seller’s Knowledge, all underground storage tanks, aboveground tanks and storm system pipes which are included in the Facilities are in material compliance with all applicable Environmental Laws.

(h) Except to the extent set forth in this Agreement, Seller has not expressly assumed the liability of any other Person, nor has Seller agreed to indemnify any other Person, for claims arising out of the release of Hazardous Substances into the Environment or for any other claims under Environmental Law concerning the Facilities.

5.13	Employees

(a) Schedule 5.13(a) of the Disclosure Schedule contains a complete and accurate list of the following information for each employee of Seller employed in connection with the Business:  name; job title; date of commencement of employment or engagement; current compensation paid or payable.

(b) Other than as set forth on Schedule 5.13(a) of the Disclosure Schedule for current employees who have employment agreements, the employment of each current employee of Seller listed on Schedule 5.13(a) of the Disclosure Schedule is terminable at will by Seller without any penalty, liability or severance obligation incurred by Seller.  Seller will pay when required by Legal Requirements any amounts to any of its current employees owed as of the Closing Date, including any amounts incurred for wages, bonuses, vacation pay, sick leave or any severance obligations.

(c) Seller has not violated the Worker Adjustment and Retraining Notification Act of 1988, as amended or any similar state or local Legal Requirement.

5.14	Labor Disputes; Compliance

(a) To Seller’s Knowledge, Seller has complied with all Legal Requirements relating to employment practices, terms and conditions of employment, wages, hours, benefits and collective bargaining in connection with the Business, except where such noncompliance would not have a material adverse effect on Seller.

(b) Seller has not been, and is not now, a party to any collective bargaining agreement or other labor contract in connection with the Business.  Within the last three (3) years, there has not been, there is not presently pending or existing, there is not overtly threatened in writing and to Seller’s Knowledge there has not been otherwise threatened, any strike, slowdown, picketing, work stoppage or employee grievance process relating to labor or employment in connection with the Business involving Seller.

5.15	Intellectual Property Assets

(a) Except as set forth in Schedule 5.15(a) of the Disclosure Schedule, the Intellectual Property Assets are all those used by Seller in the operation of the Business as it is currently conducted.

(b) To Seller’s Knowledge, Seller’s use of the Intellectual Property Assets has not infringed, any patent or patent application, copyright or copyright application, trademark or trademark application or trade name or other proprietary or intellectual property right of any other person or received any notice of a claim of such infringement.

5.16	Suppliers; Customers; Product Liability

(a) Schedule  5.16(a) of the Disclosure Schedule lists the top ten (10) customers of the Business by dollar sales volume during the ten-month period ended October 31, 2012.  No customer listed in Schedule  5.16(a) of the Disclosure Schedule has terminated its business relationship with Seller or, to Seller’s Knowledge, intends to terminate its business relationship with Seller.

(b) Schedule  5.16(b) of the Disclosure Schedule lists the top ten (10) suppliers of the Business by dollar volume of purchases during the ten-month period ended October 31, 2012.  Except as set forth on Schedule  5.16(b) of the Disclosure Schedule, there are no suppliers of products or services to the Business which are material to the Business.  To Seller’s Knowledge, none of the suppliers listed in Schedule  5.16(b) of the

Disclosure Schedule has indicated its intention to terminate its business relationship with Seller.

(c) To Seller’s Knowledge, Seller is not now, and has never been, the subject of any product liability claim or recall in connection with any products designed, manufactured, produced, bottled or sold by Seller in connection with the Business.

5.17	Brokers or Finders

Except as set forth in Schedule 5.17 of the Disclosure Schedule, neither Seller nor its Representatives have incurred any obligation or liability, contingent or otherwise, for brokerage or finders’ fees or agents’ commissions or other similar payments in connection with the sale of the Assets or the transactions contemplated hereunder.

5.18	Inventory

All items included in the Inventories consist of a quality and quantity usable in the Ordinary Course of Business of Seller.

5.19	Blocked Persons

None of Seller or Seller’s direct parent or any of their respective subsidiaries is now or has ever been (i) listed in the annex to Executive Order 13224, (ii) owned or controlled by, or acting for or on behalf of, any Person that is listed in the annex to Executive Order 13224, or (iii) named as a “specially designated national” on the most current list published by the U.S. Treasury Department Office of Foreign Asset Control as a Blocked Person (a “Blocked Person”).  To Seller’s Knowledge, none of Seller, Seller’s direct parent or any of their respective subsidiaries, directly or indirectly, (i) conducts or has conducted any business with a Blocked Person, (ii) has contributed any funds, goods or services to, or received any funds, goods or services from, any Blocked Person, or (iii) has dealt, or otherwise engaged, in any transaction relating to any property or interests in property blocked pursuant to Executive Order 13224.

6.	REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents and warrants to Seller as follows:

6.1	Organization and Good Standing

Buyer is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware, with full power and authority to conduct its business as it is now conducted.

6.2	Authority; No Conflict

(a) This Agreement constitutes the legal, valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms.  Upon the execution and delivery by Buyer of the Consulting Agreement and each other agreement to be executed or delivered by Buyer at Closing (collectively, the “Buyer’s Closing Documents”), each of the Buyer’s Closing Documents will constitute the legal, valid and binding obligation of

Buyer, enforceable against Buyer in accordance with its respective terms.  Buyer has the absolute and unrestricted right, power and authority to execute and deliver this Agreement and the Buyer’s Closing Documents and to perform its obligations under this Agreement and the Buyer’s Closing Documents, and such action has been duly authorized by all necessary action by its owners and board of managers (or comparable governing body).

(b) Except as set forth in Schedule 6.2(b) of the Disclosure Schedule, and except as would not have a material adverse effect on Buyer, neither the execution and delivery of this Agreement nor the consummation or performance of any of the transactions contemplated hereunder will (with or without notice or lapse of time):

(i) violate or breach (A) any provision of the certificate of formation or limited liability company agreement (or comparable governing documents) of Buyer or (B) any resolution adopted by the board of managers (or comparable governing body) or the owners of Buyer;

(ii) violate or conflict with the provisions of any Legal Requirements or breach or give any governmental body or other Person the right to challenge any of the transactions contemplated hereunder or to exercise any remedy or obtain any relief under any Legal Requirement or any Order to which Buyer, or any of the Assets, may be subject;

(iii) contravene, conflict with or result in a violation or breach of any of the terms or requirements of, or give any governmental body the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by Buyer;

(iv) breach any provision of, or give any Person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or payment under, or to cancel, terminate or modify, any Contract related to the Business; or

(v) result in the imposition or creation of any Encumbrance upon or with respect to any of the Assets.

(c) Except as set forth in Schedule 6.2(c) of the Disclosure Schedule, Buyer is not required to give any notice to or obtain any Consent from any Person in connection with the execution and delivery of this Agreement or the consummation or performance of any of the transactions contemplated hereunder, the failure of which to obtain would have a material adverse effect on Buyer.

6.3	Certain Proceedings

There is no pending Proceeding that has been commenced against Buyer and that challenges, or may have the effect of preventing, delaying, making illegal or otherwise interfering with, any of the transactions contemplated hereunder.  To Buyer’s Knowledge, no such Proceeding has been threatened.  There is no Legal requirement or any injunction or Order in effect that prohibits the consummation of the transactions contemplated hereunder.

6.4	Brokers or Finders

Neither Buyer nor any of its Representatives have incurred any obligation or liability, contingent or otherwise, for brokerage or finders’ fees or agents’ commissions or other similar payment in connection with the transactions contemplated hereunder.

6.5	No Other Representations

Seller has not made and is not making any representations or warranties whatsoever regarding the subject matter of this Agreement, express or implied, except as provided in Article 5 of this Agreement, the Disclosure Schedule and documents delivered at Closing pursuant to this Agreement and the Disclosure Schedule, and Buyer is not relying and has not relied on any representations or warranties whatsoever regarding the subject matter of this Agreement, express or implied, except for the representations and warranties set forth in Article 5 of this Agreement, the Disclosure Schedule and documents delivered at Closing pursuant to this Agreement and the Disclosure Schedule.

6.6	Financing

Buyer has delivered to Seller a duly executed copy of the commitment letter of ESB Financial pursuant to which such Person has agreed, subject to the terms and conditions set forth therein, to provide a loan in the amount of $650,000 (the “Commitment Letter”).  The Commitment Letter is in full force and effect as of the date hereof.  The aggregate proceeds of the financing contemplated by the Commitment Letter and Buyer’s cash shall be sufficient to enable Buyer to pay the Purchase Price and consummate the transactions contemplated by this Agreement.

7.	COVENANTS OF SELLER PRIOR TO CLOSING

7.1	Access and Investigation

Between the date of this Agreement and the Closing Date, and upon reasonable advance notice received from Buyer, Seller shall:

(a) afford Buyer reasonable access, during regular business hours, to Seller’s personnel, properties, Governmental Authorizations, books and records and other documents and data related to the Business, such rights of access to be exercised in a manner that does not unreasonably interfere with the operations of Seller;

(b) furnish Buyer with such additional operating and other relevant data and information as Buyer may reasonably request; and

(c) otherwise cooperate and assist, to the extent reasonably requested by Buyer, with Buyer’s investigation of the Assets.

7.2	Operation of the Business of Seller

Between the date of this Agreement and the Closing, Seller shall:

(a) conduct the Business only in the Ordinary Course of Business;

(b) maintain the Assets, taken as a whole, in the manner maintained prior to the date hereof;

(c) maintain all books and records of Seller relating to the Business in the Ordinary Course of Business;

(d) not sell, assign, transfer or otherwise dispose of any Asset (or any right, title or interest therein), other than the sale of Inventory to customers of Seller in the Ordinary Course of Business and consistent with past practices of the Business; and

(e) not create, authorize or suffer to exist any Encumbrance (other than Permitted Encumbrances) on any Asset.

7.3	Required Approvals

As promptly as practicable after the date of this Agreement, Seller shall make all filings required by Legal Requirements to be made by it in order to consummate the transactions contemplated hereunder.  Seller shall (a) reasonably cooperate with Buyer and its Representatives with respect to all filings that Buyer elects to make or, pursuant to Legal Requirements, shall be required to make in connection with the transactions contemplated hereunder and (b) reasonably cooperate with Buyer and its Representatives in seeking to obtain all Consents necessary for the consummation of the transactions contemplated hereunder.

7.4	Best Efforts

Seller shall use its Best Efforts to cause the conditions in Article 9 to be satisfied.

8.	COVENANTS OF BUYER PRIOR TO CLOSING

8.1	Required Approvals

As promptly as practicable after the date of this Agreement, Buyer shall make, or cause to be made, all filings required by Legal Requirements to be made by it to consummate the transactions contemplated hereunder.  Buyer also shall cooperate, and cause its Related Persons to cooperate, with Seller (a) with respect to all filings Seller shall be required by Legal Requirements to make and (b) in seeking to obtain all Consents necessary for the consummation of the transactions contemplated hereunder.

8.2	Best Efforts

Buyer shall use its Best Efforts to cause the conditions in Article 10 to be satisfied.

8.3	Employees of Seller

Prior to the Closing, Buyer shall offer employment to Seller’s employees employed in connection with the Business on substantially the same terms and conditions as provided by Seller; provided, however, that the foregoing shall not create any third-party beneficiary rights in any such employee or any other Person.

8.4	Financing

Buyer shall use its Best Efforts to cause the financing contemplated by the Commitment Letter, subject to the terms and conditions set forth therein, to be available at Closing; provided, however, that if funds in the amount set forth in the Commitment Letter become unavailable to Buyer on the terms and conditions set forth therein, Buyer shall obtain such funds on terms and conditions similar in the aggregate as set forth in the Commitment Letter (the “Alternate Financing”).

8.5	Employment Agreements

Buyer shall offer employment to each of Mike Parker, Chris Wagner, and Gerald Babcok (the “Key Employees”) pursuant to employment agreements with a minimum term of one (1) year that contain salary and/or wage terms that are equal to the salary and/or wage terms upon which each of the Key Employees are currently employed by Seller (each, an “Employment Agreement” and collectively, the “Employment Agreements”).

9.	CONDITIONS PRECEDENT TO BUYER’S OBLIGATION TO CLOSE

Buyer’s obligation to purchase the Assets and to take the other actions required to be taken by Buyer at the Closing is subject to the satisfaction, at or prior to the Closing, of each of the following conditions (any of which may be waived by Buyer, in whole or in part), unless waived in writing:

9.1	No Material Adverse Changes

There has been no material adverse change in the condition of the Business or the Assets, taken as a whole, between the date hereof and the Closing Date.

9.2	Accuracy of Representations

All representations and warranties of Seller in this Agreement shall be true and correct in all material respects as of the time of the Closing as if then made, except as to any representation or warranty which specifically relates to an earlier date, and Buyer shall have received a certificate signed by an officer of Seller to the foregoing effect.

9.3	Seller’s Performance

All of the covenants and obligations that Seller is required to perform or to comply with pursuant to this Agreement at or prior to the Closing shall have been duly performed and complied with in all respects, and Buyer shall have received a certificate signed by an officer of Seller to the foregoing effect.

9.4	Additional Documents

Seller shall have delivered or caused the documents and instruments required by Section 4.2(a) to be delivered (or tendered subject only to Closing) to Buyer.

9.5	No Proceedings

There shall not have been commenced or threatened against Buyer, or against any Related Person of Buyer, or against Seller or against any Related Person of Seller any Proceeding (i) involving any challenge to, or seeking Damages or other relief in connection with, any of the transactions contemplated hereunder or (ii) that may have the effect of preventing, delaying, making illegal, imposing limitations or conditions on or otherwise interfering with any of the transactions contemplated hereunder.  There shall not be in effect any Legal Requirement or any injunction or other Order that prohibits the consummation of the transactions contemplated hereunder.

9.6	Financing

Buyer shall have received financing for the transactions contemplated by this Agreement on the terms provided for in the Commitment Letter or in any Alternate Financing.

9.7	Title Policy

Buyer shall have received at Buyer’s sole cost and expense (after payment by Buyer of the required fees), an American Land Title Association title policy for the Real Property naming Buyer as the insured (collectively, “Title Policy”). The Title Policy shall be issued by a nationally recognized title insurance company acceptable to Buyer.

9.8	Seller’s Consents

Each of the Consents identified in Schedule 5.2(c) shall have been obtained and each Consent shall be in full force and effect.

9.9	Releases

Seller shall have received such waivers, amendments and releases, from Wells Fargo Bank, N.A. and Union State Bank of Everest d/b/a Bank of Atchison, as necessary to convey the Assets free from Encumbrances.

9.10	Employment Agreements

Two of the three Key Employees shall have executed and delivered to Buyer an Employment Agreement.

10.	CONDITIONS PRECEDENT TO SELLER’S OBLIGATION TO CLOSE

Seller’s obligation to sell the Assets and Seller’s obligation to take the other actions required to be taken by Seller at the Closing is subject to the satisfaction, at or prior to the Closing, of each of the following conditions (any of which may be waived by Seller in whole or in part):

10.1	Accuracy of Representations

All representations and warranties of Buyer in this Agreement shall be true and correct in all material respects as of the time of the Closing as if then made, and Seller shall have received a certificate signed by an officer of Buyer to the foregoing effect.

10.2	Buyer’s Performance

All of the covenants and obligations that Buyer is required to perform or to comply with pursuant to this Agreement at or prior to the Closing shall have been performed and complied with in all respects, including Buyer shall have caused the documents and instruments required by Section 4.2(b) to be delivered (or tendered subject only to Closing) to Seller and taken all other necessary actions, and Seller shall have received a certificate signed by an officer of Buyer to the foregoing effect.

10.3	No Injunction

There shall not have been commenced or threatened against Seller, or against any Related Person of Seller, or against Buyer or against any Related Person of Buyer any Proceeding (i) involving any challenge to, or seeking Damages or other relief in connection with, any of the transactions contemplated hereunder or (ii) that may have the effect of preventing, delaying, making illegal, imposing limitations or conditions on or otherwise interfering with any of the transactions contemplated hereunder.  There shall not be in effect any Legal Requirement or any injunction or other Order that prohibits the consummation of the transactions contemplated hereunder.

10.4	Seller’s Consents

Each of the Consents identified in Schedule 5.2(c) shall have been obtained and each Consent shall be in full force and effect.

10.5	Releases

Seller shall have received such waivers, amendments and releases, from Wells Fargo Bank, N.A. and Union State Bank of Everest d/b/a Bank of Atchison, as necessary to convey the Assets free from Encumbrances.

11.	TERMINATION

11.1	Termination Events

By notice given prior to or at the Closing, subject to Section 11.2, this Agreement may be terminated as follows:

(a) by Buyer if a material breach of any provision of this Agreement has been committed by Seller and such breach has not been waived by Buyer;

(b) by Seller if a material breach of any provision of this Agreement has been committed by Buyer and such breach has not been waived by Seller;

(c) by Buyer if satisfaction of any condition in Article 9 is or becomes impossible prior to the Outside Closing Date (as defined below) (other than through the failure of Buyer to comply with its obligations under this Agreement), and Buyer has not waived such condition on or before such date;

(d) by Seller if satisfaction of any condition in Article 10 is or becomes impossible prior to the Outside Closing Date (other than through the failure of Seller to comply with its obligations under this Agreement), and Seller has not waived such condition on or before such date;

(e) by mutual consent of Buyer and Seller;

(f) by Buyer if the Closing has not occurred on or before the Outside Closing Date or such later date as the parties may agree upon, unless the Buyer is in material breach of this Agreement; or

(g) by Seller if the Closing has not occurred on or before the Outside Closing Date or such later date as the parties may agree upon, unless Seller is in material breach of this Agreement.

For purposes hereof, “Outside Closing Date” shall mean February 28, 2013.

11.2	Effect of Termination

Each party’s right of termination under Section 11.1 is in addition to any other rights it may have under this Agreement or otherwise, and the exercise of such right of termination will not be an election of remedies.  If this Agreement is terminated pursuant to Section 11.1, all obligations of the parties under this Agreement will terminate, except that the obligations of the parties in this Section 11.2 and Article 14 will survive; provided, however, that, if this Agreement is terminated because of a breach of this Agreement by the non-terminating party or because one or more of the conditions to the terminating party’s obligations under this Agreement is not satisfied as a result of the party’s failure to comply with its obligations under this Agreement, the terminating party’s right to pursue all legal remedies will survive such termination unimpaired.

12.	ADDITIONAL COVENANTS

12.1	Tax Matters

(a) All transfer, documentary, sales, use, value-added, gross receipts, stamp, occupation, property, ad valorem, excise, registration or other similar transfer Taxes incurred in connection with the transfer and sale of the Assets and Assumed Liabilities as contemplated by the terms of this Agreement, including, without limitation, all recording or filing fees, notarial fees and other similar costs of Closing, that may be imposed, payable, collectible or incurred shall be paid by Buyer.  Seller shall prepare, and Buyer shall cooperate with the preparation of, any Tax Return related to such Taxes. Buyer and Seller agree to use their commercially reasonable efforts to obtain any certificate, including without limitation, a resale certificate, or other document from any governmental authority as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including, but not limited to, with respect to the transactions contemplated hereby).

(b) For all real estate, personal property, ad valorem and any other local or state non-Income Taxes relating to the Assets or the Business for a taxable period commencing on or prior to the Closing Date and ending after the Closing Date

(a “Straddle Period”), Buyer shall pay to Seller an amount that relates to the portion of such taxable period beginning on the Closing Date (the “Post-Closing Periods”).  The portion of any such Tax that is allocable to the portion of the Straddle Period ending on the day prior to the Closing Date shall be (i) in the case of Taxes that are based upon or related to income or receipts, deemed equal to the amount which would be payable if the taxable year ended on the day prior to the Closing Date and (ii) in the case of Taxes imposed on a periodic basis with respect to any assets or otherwise measured by the level of any item, deemed to be the amount of such Taxes for the entire period (or, in the case of such Taxes determined on an arrears basis, the amount of such Taxes for the immediately preceding period) multiplied by a fraction the numerator of which is the number of calendar days in the period ending on the day prior to the Closing Date and the denominator of which is the number of calendar days in the entire period.  Any amounts payable by Buyer shall be paid to Seller within fifteen (15) days after the date on which such Taxes are paid by Seller with respect to such periods.  Notwithstanding the foregoing, Seller shall not be liable for any penalties or additions to tax with respect to any Straddle Period.  Any credits or refunds relating to a Straddle Period shall be allocated between the Seller and the Buyer in the same proportion as the liability for such Tax to which the refund or credit relates.  Buyer shall promptly pay over to the Seller its portion of such refunds or credits paid to or credited for the account of Buyer.

(c) Buyer and Seller agree to furnish, or cause to be furnished, to each other, upon written notice pursuant to Section 15.3, as promptly as practical, such information (including, without limitation, reasonable access to books and records) and assistance as is reasonably necessary for the filing of any Tax Return, the conduct of any Tax audit, and for the prosecution or defense of any claim, suit or proceeding relating to any Tax matter. Buyer and Seller shall reasonably cooperate with each other in the conduct of any Tax audit or other Tax proceedings and each shall execute and deliver such documents as are reasonably necessary to carry out the intent of this Section 12.1(c). Any Tax audit or other Tax proceeding related to a period prior to Closing shall be the responsibility and obligation of Seller.

12.2	Noncompetition

(a) Noncompetition.  For a period of three (3) years after the Closing Date, Seller covenants and agrees that none of Seller, Seller’s direct parent nor any majority owned subsidiary of Seller’s direct parent shall, directly or indirectly, for themselves or for any other Person, manufacture or assist any other Person in the manufacture of any starch-based, wood-composite or biodegradable resin anywhere in the world; provided that, the foregoing shall not prohibit Seller, Seller’s direct parent or any majority owned subsidiary of Seller’s direct parent from (i) manufacturing or assisting any other Person in the manufacture of any product related to zein and/or (ii) performing its obligations under current federal and state grants and any agreements related thereto, including but not limited to, conducting research on protein extraction and production of materials from distillers dried grains and soluables.

(b) Modification of Covenant.  If a final judgment of a court or tribunal of competent jurisdiction determines that any term or provision contained in this Section 12.2 is invalid or unenforceable, then the parties agree that the court or tribunal will have the power to reduce the scope, duration or geographic area of the term or provision, to delete specific words or phrases or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision.  This Section 12.2 is reasonable and necessary to protect and preserve Buyer’s legitimate business interests and the value of the Assets and to prevent any unfair advantage conferred on Seller.

12.3	Retention of and Access to Records

At the Closing, Seller shall provide Buyer the originals of any and all documents of Seller which constitute Assets.  For a period of three (3) years after the Closing Date, Buyer shall provide Seller and its Representatives reasonable access to such records during normal business hours and on at least three days’ prior written notice, for any reasonable business purpose specified by Seller in such notice.

12.4	Further Assurances

The parties shall cooperate reasonably with each other and with their respective Representatives in connection with any steps required to be taken as part of their respective obligations under this Agreement, and shall (a) furnish upon request to each other such further information that any party hereto may reasonably request; (b) execute and deliver to each other party such other documents as such other party may reasonably request; and (c) do such other acts and things, all as the other party may reasonably request for the purpose of carrying out the intent of this Agreement and the transactions contemplated hereunder.

12.5	Refunds and Remittances

(a) If Seller or any of its Affiliates receives any amount which is an Asset or is otherwise properly due and owing to Buyer or any of its Affiliates under this Agreement, Seller shall promptly remit, or shall cause to be remitted, such amount to Buyer.

(b) If Buyer or any of its Affiliates receives any amount which is an Excluded Asset or is otherwise properly due and owing to Seller or any of its Affiliates under this Agreement, Buyer shall promptly remit, or shall cause to be remitted, such amount to Seller.

12.6	Pricing on Raw Materials

For a period of twelve (12) months after the Closing (the “Pricing Term”), Seller agrees to sell to Buyer, upon Buyer’s request in Buyer’s sole discretion, starch at a price that is no less favorable to Buyer than the price given to Seller’s customers who purchase starch from Seller in similar quantities (measured on a monthly basis) as the quantities (measured on a monthly basis) that Buyer will purchase starch.  All payments made by Buyer to Seller pursuant to this Section 12.6 shall be made pursuant to Seller’s customary payment terms.

13.	INDEMNIFICATION; REMEDIES

13.1	Survival

All representations, warranties, covenants and obligations in this Agreement, the Disclosure Schedule, the certificates delivered pursuant to Section 4.2 and any other certificate or document delivered pursuant to this Agreement shall survive the Closing and the consummation of the transactions contemplated hereunder, subject to Section 13.5.

13.2	Indemnification and Reimbursement by Seller

Subject to the terms of this Article 13, Seller will indemnify and hold harmless Buyer and its Related Persons (collectively, the “Buyer Indemnified Persons”), and will reimburse the Buyer Indemnified Persons for any loss, liability, claim, damage and expense (including costs of investigation and defense and reasonable attorneys’ fees and expenses), whether or not involving a Third-Party Claim (collectively, “Damages”), arising from or in connection with:

(a) any breach of any representation or warranty made by Seller in this Agreement or in any certificate, document, writing or instrument delivered by Seller at Closing pursuant to this Agreement;

(b) any breach of any covenant or obligation of Seller in this Agreement or in any certificate, document, writing or instrument delivered by Seller at Closing pursuant to this Agreement;

(c) any brokerage or finder’s fees or commissions or similar payments based upon any agreement or understanding made, or alleged to have been made, by any Person with Seller (or any Person acting on Seller’s behalf) in connection with any of the transactions contemplated hereunder; and

(d) any Retained Liabilities.

13.3	Indemnification and Reimbursement by Buyer

Buyer will indemnify and hold harmless Seller and its Related Persons (collectively, the “Seller Indemnified Persons”), and will reimburse the Seller Indemnified Persons for any Damages arising from or in connection with:

(a) any breach of any representation or warranty made by Buyer in this Agreement or in any certificate, document, writing or instrument delivered by Buyer at Closing pursuant to this Agreement;

(b) any breach of any covenant or obligation of Buyer in this Agreement or in any certificate, document, writing or instrument delivered by Buyer at Closing pursuant to this Agreement;

(c) any claim by any Person for brokerage or finder’s fees or commissions or similar payments based upon any agreement or understanding made, or alleged to have been made, by such Person with Buyer (or any Person acting on Buyer’s behalf) in connection with any of the transactions contemplated hereunder; and

(d) any Assumed Liabilities.

13.4	Limitations of Liability

(a) Seller shall have no liability (for indemnification or otherwise) with respect to claims under Section 13.2(a) until the total of all Damages with respect to such matters exceeds $25,000 (the “Deductible”), in which event Seller shall be responsible only for Damages relating thereto in the aggregate in excess of the Deductible up to an amount equal to $280,000.  Seller shall have no liability to the Buyer Indemnified Persons (for indemnification or otherwise) under Sections 13.2(b), 13.2(c) and 13.2(d) for any Damages relating thereto in excess of the Purchase Price actually received by Seller.

(b) The limitations set forth in Section 13.4(a) shall not apply to any Buyer Damages arising out of or relating to Seller’s breach of the Fundamental Representations; provided, however that Seller shall have no liability (for indemnification or otherwise) with respect to any Damages arising out of or relating to Seller’s breach of the Fundamental Representations in excess of the Purchase Price actually received by Seller.

(c) Notwithstanding any other provision of this Agreement, or any other document, instrument or agreement to the contrary:

(i) Any Person that becomes aware of Damages for which it seeks indemnification under this Article 13 shall be required to use reasonable commercial efforts to mitigate the Damages.

(ii) Damages shall be calculated after giving effect to any amounts covered from Third Parties, including insurance proceeds, in each case net of the reasonable Third Party out-of-pocket costs and expenses associated with such recoveries, and net of any associated tax benefits to the indemnified party and its Affiliates (it being understood and agreed that the indemnified parties shall use commercially reasonable efforts to seek insurance recoveries in respect of Damages to be indemnified hereunder).  If any insurance proceeds or other recoveries from Third Parties are actually realized (in each case calculated net of the reasonable Third Party out of pocket costs and expenses associated with such recoveries) by a Buyer Indemnified Person or Seller Indemnified Person, as applicable, subsequent to the receipt by such Person of an indemnification payment hereunder in respect of the claims to which such insurance proceedings or Third Party recoveries relate, the indemnified party shall hold such amounts in trust and appropriate refunds shall be made promptly to the indemnifying party regarding the amount of such indemnification payment.

13.5	Time Limitations

(a) Seller will have liability (for indemnification or otherwise) with respect to Section 13.2(a) only if on or before the date which is fifteen (15) months after the Closing Date, Buyer notifies Seller of a claim specifying the factual basis of the claim in reasonable detail to the extent then known by Buyer, except that the Fundamental Representations shall survive indefinitely.

(b) Buyer will have liability (for indemnification or otherwise) with respect to Section 13.3(a) only if on or before the date which is fifteen (15) months after the Closing Date, Seller notifies Buyer of a claim specifying the factual basis of the claim in reasonable detail to the extent then known by Seller, except that the Fundamental Representations shall survive indefinitely.

13.6	Third-Party Claims

(a) Promptly after receipt by a Person entitled to indemnity under Section 13.2 or Section 13.3 (an “Indemnified Person”) of notice of the assertion of a Third-Party Claim against it, such Indemnified Person shall give notice to the Person obligated to indemnify under such Section (an “Indemnifying Person”) of the assertion of such Third-Party Claim, provided that the failure to notify the Indemnifying Person will not relieve the Indemnifying Person of any liability that it may have to any Indemnified Person, except to the extent that the Indemnifying Person demonstrates that the defense of such Third-Party Claim is prejudiced by the Indemnified Person’s failure to give such notice.

(b) If an Indemnified Person gives notice to the Indemnifying Person pursuant to Section 13.6(a) of the assertion of a Third-Party Claim, the Indemnifying Person shall be entitled to participate in the defense of such Third-Party Claim and, to the extent that it wishes (unless (i) the Indemnifying Person is also a Person against whom the Third-Party Claim is made and the Indemnified Person determines in good faith that joint representation would be inappropriate or (ii) the Indemnifying Person fails to provide reasonable assurance to the Indemnified Person of its financial capacity to defend such Third-Party Claim and provide indemnification with respect to such Third-Party Claim), to assume the defense of such Third-Party Claim with counsel reasonably satisfactory to the Indemnified Person.  After notice from the Indemnifying Person to the Indemnified Person of its election to assume the defense of such Third-Party Claim, the Indemnifying Person shall not, so long as it diligently conducts such defense, be liable to the Indemnified Person under this Article 13 for any fees of other counsel or any other expenses with respect to the defense of such Third-Party Claim, in each case subsequently incurred by the Indemnified Person in connection with the defense of such Third-Party Claim.  If the Indemnifying Person assumes the defense of a Third-Party Claim, no compromise or settlement of such Third-Party Claims may be effected by the Indemnifying Person without the Indemnified Person’s Consent unless (A) there is no finding or admission of any violation of Legal Requirement or any violation of the rights of any Person; (B) the sole relief provided is monetary damages that are paid in full by the Indemnifying Person to the limit of liability hereunder; and (C) the Indemnified Person shall have no liability with respect to any compromise or settlement of such Third-Party Claims effected without its Consent (which may not be unreasonably withheld).  If notice is given to an Indemnifying Person of the assertion of any Third-Party Claim and the Indemnifying Person does not, within ten (10) Business Days after the Indemnified Person’s notice is given, give notice to the Indemnified Person of its election to assume the defense of such Third-Party Claim, the Indemnifying Person will be bound by any determination to the extent of its liability hereunder made in such Third-Party Claim or any compromise or settlement effected by the Indemnified Person in good faith.

(c) Notwithstanding the foregoing, the Indemnified Person may, by notice to the Indemnifying Person, assume the exclusive right to defend, compromise or settle such Third-Party Claim, but the Indemnifying Person will not be bound by any determination of any Third-Party Claim so defended for the purposes of this Agreement or any compromise or settlement effected without its Consent (which may not be unreasonably withheld).

(d) With respect to any Third-Party Claim subject to indemnification under this Article 13:  (i) both the Indemnified Person and the Indemnifying Person, as the case may be, shall keep the other Person fully informed of the status of such Third-Party Claim and any related Proceedings at all stages thereof where such Person is not represented by its own counsel, and (ii) the parties agree (each at its own expense) to render to each other such assistance as they may reasonably require of each other and to cooperate in good faith with each other in order to ensure the proper and adequate defense of any Third-Party Claim.

(e) With respect to any Third-Party Claim subject to indemnification under this Article 13, the parties agree to cooperate in such a manner as to preserve in full (to the extent possible) the confidentiality of all Confidential Information and the attorney-client and work-product privileges.  In connection therewith, each party agrees that:  (i) it will use its Best Efforts, in respect of any Third-Party Claim in which it has assumed or participated in the defense, to avoid production of Confidential Information (consistent with applicable law and rules of procedure), and (ii) all communications between any party hereto and counsel responsible for or participating in the defense of any Third-Party Claim shall, to the extent possible, be made so as to preserve any applicable attorney-client or work-product privilege.

13.7	Exclusive Remedy

The indemnification provisions set forth in this Article 13 are and shall be the sole and exclusive remedy of each party with respect to this Agreement and the transactions contemplated herein; provided, however, this sentence shall not apply in the event of fraud and shall not be deemed a waiver by any party of its right to seek specific performance or injunctive relief in accordance with Section 15.5 in the case of another party’s failure to comply with the covenants made by such party to be performed after the Closing.  For the avoidance of doubt, any liability to be paid by Buyer or Seller (subject to indemnification or otherwise) under this Article 13 shall exclude any special, incidental, consequential, punitive or exemplary damages nor shall any multiple be applied in the calculation of economic damages.

14.	CONFIDENTIALITY

14.1	Confidential Information

Seller and Buyer shall maintain in confidence the terms of this Agreement (except such disclosures as are necessary in connection with the enforcement of a party’s rights hereunder or as required by law or NASDAQ) and Seller shall maintain in confidence all proprietary and confidential business and other information that is exclusively related to the Business, including trade secrets, product specifications, know-how, formulae, processes, designs, sketches, graphs, drawings, current and planned manufacturing or distribution methods and processes (“Confidential Information”), unless (a) such information is already known to the receiving party or to others not bound by a duty of confidentiality or such information becomes publicly available through no fault of the receiving party or (b) the furnishing or use of such information is required in connection with legal, administrative, regulatory or investigative proceedings (in which case the disclosing party shall promptly notify the other parties so that they may attempt to restrict or prohibit such disclosure).

15.	GENERAL PROVISIONS

15.1	Expenses

Except as otherwise provided in this Agreement, each party to this Agreement will bear its respective fees and expenses incurred in connection with the preparation, negotiation, execution and performance of this Agreement and transactions contemplated hereby, including all fees and expense of its Representatives.

15.2	Public Announcements

Any initial public announcements, press release or similar publicity with respect to this Agreement or the transaction contemplated hereunder will be issued, if at all, at such time and in such manner as Seller and Buyer shall jointly determine; provided, however, that Seller shall be permitted to solely make public announcements, press releases or similar publicity as required by law.  Seller and Buyer will consult with each other concerning the means by which Seller’s employees, customers, suppliers and others having dealings with Seller will be informed of the transaction contemplated hereunder.

15.3	Notices

All notices, Consents, waivers and other communications required or permitted by this Agreement shall be in writing and shall be deemed given to a party when (a) delivered to the appropriate address by hand or by nationally recognized overnight courier service (costs prepaid); (b) sent by facsimile with confirmation of transmission by the transmitting equipment; or (c) received or rejected by the addressee, if sent by certified mail, return receipt requested, in each case to the following addresses and marked to the attention of the person (by name or title) designated below (or to such other address, facsimile number, or person as a party may designate by notice to the other parties):

Seller: MGPI Processing, Inc. c/o Timothy W. Newkirk Cray Business Plaza 100 Commercial Street P.O. Box 130 Atchison, KS 66002 Fax no.: 913-360-5636	with a copy to: Bryan Cave LLP Attention: Robert M. Barnes 1200 Main Street, Suite 3500 Kansas City, MO 64105 Fax no.: 816-374-3300

Buyer: Green Dot Holdings LLC c/o Mark Remmert 211 Broadway P. O. Box 142 Cottonwood Falls, KS 66845 Fax no.: 620-273-8919 (call before faxing)	with a copy to: Alexander Ricks PLLC Attention: Thomas D. Ricks 2901 Coltsgate Road, Suite 202 Charlotte, NC 28211 Fax no.: 704-365-3676

15.4	Jurisdiction; Service of Process; Waiver of Jury Trial

(a) Any Proceeding arising out of or relating to this Agreement or any transaction contemplated hereunder shall be brought exclusively in the courts of the State of Kansas, County of Atchison, or, if it has or can acquire jurisdiction, in the United States District Court for the District of Kansas, and each of the parties irrevocably submits to the exclusive jurisdiction of each such court in any such Proceeding, waives any objection it may now or hereafter have to venue or to convenience of forum, agrees that all claims in respect of the Proceeding shall be heard and determined only in any such court and agrees not to bring any Proceeding arising out of or relating to this Agreement or any transaction contemplated hereunder in any other court.  The parties agree that either or both of them may file a copy of this paragraph with any court as written evidence of the knowing, voluntary and bargained agreement between the parties irrevocably to waive any objections to venue or to convenience of forum.  Process in any Proceeding referred to in the first sentence of this section may be served on any party anywhere in the world.

(b) THE PARTIES HEREBY WAIVE ANY RIGHT TO TRIAL BY JURY IN ANY PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREUNDER, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER SOUNDING IN CONTRACT, TORT OR OTHERWISE.

15.5	Enforcement of Covenants

Seller and Buyer each acknowledges and agrees that the other party would be irreparably damaged if any of the covenants of this Agreement are not performed in accordance with their specific terms and that any breach of a covenant by Seller or Buyer could not be adequately compensated in all cases by monetary damages alone.  Accordingly, in addition to any other right or remedy to which Seller or Buyer may be entitled, at law or in equity, it shall be entitled to enforce any covenant of this Agreement by a decree of specific performance and to temporary, preliminary and permanent injunctive relief to prevent breaches or threatened breaches of any of the covenants of this Agreement, without posting any bond or other undertaking.

15.6	Waiver; Remedies Cumulative

The rights and remedies of the parties to this Agreement are cumulative and not alternative.  Neither any failure nor any delay by any party in exercising any right, power or privilege under this Agreement or any of the documents referred to in this Agreement will operate as a waiver of such right, power or privilege, and no single or partial exercise of any such right, power or privilege will preclude any other or further exercise of such right, power or privilege or the exercise of any other right, power or privilege.  To the maximum extent permitted by applicable law, (a) no claim or right arising out of this Agreement or any of the documents referred to in this Agreement can be discharged by one party, in whole or in part, by a waiver or renunciation of the claim or right unless in writing signed by the other party; (b) no waiver that may be given by a party will be applicable except in the specific instance for which it is given; and (c) no notice to or demand on one party will be deemed to be a waiver of any obligation of that party or of the right of the party giving such notice or demand to take further action without notice or demand as provided in this Agreement or the documents referred to in this Agreement.

15.7	Entire Agreement and Modification

This Agreement supersedes all prior agreements, whether written or oral, between the parties with respect to its subject matter (including any letter of intent) and constitutes (along with the Disclosure Schedule, the Exhibits and other documents delivered pursuant to this Agreement) a complete and exclusive statement of the terms of the agreement between the parties with respect to its subject matter; provided, however, this Agreement shall not supersede any confidentiality agreement between Buyer and Seller.  This Agreement may not be amended, supplemented, or otherwise modified except by a written agreement executed by the party to be charged with the amendment.

15.8	Assignments, Successors and No Third-Party Rights

(a) No party may assign any of its rights or delegate any of its obligations under this Agreement without the prior written consent of the other party.  Subject to the preceding sentence, this Agreement will apply to, be binding in all respects upon and inure to the benefit of the successors and permitted assigns of the parties.  Nothing expressed or referred to in this Agreement will be construed to give any Person other than the parties to this Agreement any legal or equitable right, remedy or claim under or with respect to this Agreement or any provision of this Agreement, except such rights as shall inure to a successor or permitted assignee pursuant to this Section 15.8.

(b) Other than with respect to the Buyer Indemnified Persons and the Seller Indemnified Persons, no provision of this Agreement shall create any third-party beneficiary rights in any person, entity, or organization.

15.9	Severability

If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement will remain in full force and effect.  Any provision of this Agreement held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.

15.10	Governing Law

This Agreement will be governed by and construed under the laws of the State of Kansas without regard to conflicts-of-laws principles that would require the application of any other law.

15.11	Execution of Agreement

This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same agreement.  The exchange of copies of this Agreement and of executed signature pages by facsimile transmission or by other electronic means (including by pdf) shall constitute effective execution and delivery of this Agreement as to the parties and may be used in lieu of the original Agreement for all purposes.  Signatures of the parties transmitted by facsimile or by other electronic means (including by pdf) shall be deemed to be their original signatures for all purposes.

[Signatures follow]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

BUYER: GREEN DOT HOLDINGS LLC

By:	/s/ Mark Remmert
Name:	Mark Remmert
Title:	Chief Executive Officer

SELLER: MGPI PROCESSING, INC.

By:	/s/ Timothy W. Newkirk
Name:	Timothy W. Newkirk
Title:	Chief Executive Officer